Exhibit 99.1

FOR IMMEDIATE RELEASE

RADA Reports Adjusted EBITDA growth of 162% YoY Reaching $8.2 million in its Record Q3/2021 Results

Revenues of $32 million, up 57% YoY and net income of $6 million, up 184% YoY

Netanya, Israel, November 3, 2021 – RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) announced today its financial results for the three-month and nine-month periods ended September 30, 2021.

Highlights of the third quarter of 2021
•	Quarterly revenues up 57% year-over-year and a sequential 13% increase to $32 million
•	Strong gross margin improvement to 41% compared with 38% in the year-ago quarter
•	Operating profit more than tripled to $6.3 million compared with $2.0 million in the year-ago quarter
•	Net income of $6.0 million, up 184% compared with $2.1 million in the year-ago quarter
•	Adjusted EBITDA of $8.2 million, an increase of 162% compared to $3.1 million in the year ago quarter and $6.3 million in the prior quarter
•	Adjusted EBITDA margin improved to 26% compared with 15% in the year-ago quarter and 22% in the prior quarter
•	Quarter-end net cash position of $86.6 million

Management Comments

Dov Sella, RADA's Chief Executive Officer commented, “We are very happy with our record financial performance and strong growth this quarter. The 57% year-over-year growth in revenue as well as the consistent improvement in our gross and operating margins, led to a 162% year-over-year growth in our Adjusted EBITDA and demonstrates the solid operating leverage within our business model.”

Continued Mr. Sella, “Our pipeline continues to strengthen, becoming deeper and broader. As the world starts to adjust to working under the Covid situation, we expect to be able to penetrate more quickly into new accounts globally. In the US, as has been widely reported, the new federal government has not been able yet to pass the budget and is operating under a continuing resolution of last year’s budget, leading to delays and lack of certainty in the short-term. While this phase of US budget adjustment is making it more challenging, at RADA, we are accustomed and well positioned to work under short timelines and urgent-need book-and-ship deliveries. Over the past year, we have strategically increased our inventory quite substantially to ensure we can maintain this significant competitive edge. All in all, we reiterate our expectations to surpass $120 million in revenue for 2021, representing a substantial 57% year-over-year revenue growth and with strong operating leverage supporting our ability to grow our EBITDA profitability beyond the current level.”

2021 Third Quarter Summary

Revenues totaled $32.0 million in the quarter compared with revenues of $20.4 million in the third quarter of 2020, an increase of 57%.

Gross profit totaled $13.2 million in the quarter (41% of revenues), an increase of 71% compared to gross profit of $7.8 million in the third quarter of 2020 (38% of revenues).

Operating income was $6.3 million in the quarter compared to operating income of $2.0 million in the third quarter of 2020.

Net income was $6.0 million, or $0.12 per share, compared to net income of $2.1 million, or $0.05 per share, in the third quarter of 2020.

Adjusted EBITDA was $8.2 million in the quarter compared to adjusted EBITDA of $3.1 million in the third quarter of 2020.

2021 First nine months Summary

Revenues totaled $85.5 million in the first nine months of 2021 compared with revenues of $52.9 million in the first nine months of 2020, an increase of 61%.

Gross profit totaled $34.5 million in the first nine months (40% of revenues), an increase of 78% compared to gross profit of $19.4 million in the first nine months of 2020 (37% of revenues).

Operating income was $14.3 million in the first nine months of 2021 compared to operating income of $2.7 million in the first nine months of 2020.

Net income in the first nine months was $20.3 million, or $0.42 per share, compared to net income of $3.0 million, or $0.07 per share, in the first nine months of 2020.

Adjusted EBITDA was $19.3 million in the first nine months of 2021 compared to adjusted EBITDA of $5.7 million in the first nine months of 2020.

As of September 30, 2021, RADA had net cash and cash equivalents of $86.6 million compared to $35.8 million as of year-end 2020.  In line with the Company’s previously started strategy, inventory levels were increased significantly reaching $38.1 million as of September 30, 2021 compared with $28.8 million as of year-end 2020.

Investor Conference Call

The Company will host a conference call later today, starting at 9:00 am ET (3pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-723-3164; Israel 03-918-0610 and International +972-3-918-0610.

For those unable to participate, the teleconference will be available for replay on RADA’s website at www.rada.com beginning 48 hours after the call.

A live webcast of the conference call will be available. Please register for the webcast a 5-10 minutes prior to the call at RADA’s website: https://www.rada.com/investors following which a link to the live webcast will be sent to you within a short period.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drones applications.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft GK Investor & Public Relations Tel: +1 212 378 8040 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. Adjusted EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term Adjusted EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and non-cash stock-based compensation expenses. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM OPERATING INCOME TO ADJUSTED EBITDA
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	(Unaudited)				Audited

Income from operations before tax	$14,487	$3,002	$6,310	$2,126	$5,640
Financial expenses (income), net	(140)	(311)	(18)	(116)	(167)
Depreciation	2,600	1,612	1,001	598	2,289
Employees non-cash option compensation	2,212	1,022	885	340	1,436
Other non-cash amortization	135	409	-	178	476

Adjusted EBITDA	$19,294	$5,734	$8,178	$3,126	$9,674

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2021	December 31, 2020
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$86,641	$36,289
Restricted cash	492	567
Trade receivables	28,944	14,095
Contract assets	349	756
Other receivables and prepaid expenses	2,311	1,637
Inventories	38,108	28,783

Total current assets	156,845	82,127

LONG-TERM ASSETS:
Investment in affiliated company	3,000	-
Long-term receivables and other deposits	251	230
Property, plant and equipment, net	16,898	13,968
Deferred tax assets	5,767	-
Operating lease right-of-use assets	12,108	10,581
Total long-term assets	38,024	24,779

Total assets	$194,869	$106,906
CURRENT LIABILITIES:
Short term loan	$-	$454
Trade payables	19,070	10,603
Other accounts payable and accrued expenses	11,012	9,855
Advances from customers	817	2,323
Contract liabilities	620	232
Operating lease short-term liabilities	2,294	1,885

Total current liabilities	33,813	25,352

LONG-TERM LIABILITIES:
Accrued severance-pay and other long-term liabilities	787	789
Operating lease long-term liabilities	9,834	8,732
Total long-term liabilities	10,621	9,521

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares on September 30, 2021 and December 31, 2020; Issued and outstanding: 49,365,136 on September 30, 2021 and 43,724,446 at December 31, 2020 respectively	488	440
Additional paid-in capital	203,044	144,944
Accumulated deficit	(53,097)	(73,351)

Total equity	150,435	72,033

Total liabilities and equity	$194,869	$106,906

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	(Unaudited)				Audited

Revenues	$85,476	$52,936	$32,004	$20,359	$76,217

Cost of revenues	50,992	33,580	18,749	12,598	47,882

Gross profit	34,484	19,356	13,255	7,761	28,335

Operating expenses:
Research and development	7,478	6,468	2,485	2,230	8,846
Marketing and selling	4,609	3,671	1,653	1,286	5,017
General and administrative	8,050	6,526	2,825	2,235	8,972
Net loss from sale of fixed asset	-	-	-	-	27
Total operating expenses:	20,137	16,665	6,963	5,751	22,862
Operating income	14,347	2,691	6,292	2,010	5,473

Other financial income (expenses), net	140	311	18	116	167

Income before taxes	14,487	3,002	6,310	2,126	5,640

Tax income / (expense)	5,767	-	(271)	-	-

Net income	20,254	3,002	6,039	2,126	5,640

Basic net income per ordinary share	$0.42	$0.07	$0.12	$0.05	$0.13
Diluted net income per Ordinary share	$0.41	$0.07	$0.12	$0.05	$0.13

Weighted average number of Ordinary shares used for computing basic net income per share	47,874,320	43,209,153	49,307,039	43,541,002	43,321,058

Weighted average number of Ordinary shares used for computing diluted net income per share	49,778,631	44,297,058	51,025,170	44,849,311	44,565,379